Via Facsimile and EDGAR Correspondence

February 5, 2008

Mr. H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 3561
Washington, D.C. 20549

Re:	Advanced Communications Technologies, Inc.
Amendment No. 1 to Schedule 14A
File No. 000-30486
Filed January 9, 2008

Dear Mr. Owings:

Set forth below are the responses of Advanced Communications Technologies, Inc. (the “Company”) to the comments of the Staff with respect to the Company’s preliminary proxy statement relating to the annual meeting of the Company’s stockholders (the “Proxy Statement”), as outlined in the letter dated January 14, 2008 (the “Comment Letter”) to the undersigned. This letter sets forth the responses of the Company to the Comment Letter as they relate to Proxy Statement. Your comments are reproduced below. We are contemporaneously filing an Amendment to the Company’s Preliminary Schedule 14A reflecting the discussion below.

Proposal No. 1- Approval of an Amendment to the Articles of Incorporation to Authorize Additional Shares of Common Stock, page 6

COMMENT 1:
We note your response to prior comment five of our letter dated December 6, 2007. Please include the table you have provided (Table 1) in your proxy statement. Please also revise to explain how you arrived at the dollar value of the common stock you attribute to the Series C and Series D Preferred Stock, as these amounts do not appear to be readily determinable based upon information provided in this table. In this regard please provide additional disclosure in the proxy statement explaining how you have arrived at the number of shares of common stock you expect to issue upon conversion of the Series C and Series D Preferred Stock. We note the additional detail you have provided on page 7 explaining the conversion formulas, however, you have assumed that the common stock is convertible into a specific amount for purposes of Table 1 and the table that appears under Security Ownership of Certain Beneficial Owners and Management; please disclose how you arrived at these amounts.

RESPONSE:
The Proxy Statement has been revised to include the table (Table 1) as previously provided. The footnotes shown below have been added to the table to explain how the dollar value of the common stock attributed to the Series C and Series D Preferred Stock was calculated.

(5) The value attributed to the Series C Preferred shares is equal to the cash paid for the Series C Preferred less issuance costs as required by generally accepted accounting principles.

(6) The value attributed to the Series D Preferred shares is based on the relative ownership interest of the Series D (8%) as compared to the relative ownership interest of the Series C Preferred stock based on a $6.3 million investment for 79.5% of the ownership of the company. Shares of Series C Preferred stock were valued based on the sale of shares of Series C Preferred stock to a third party investor.

The range of the number of shares of common stock issuable upon conversion of the Series C and Series D Preferred Stock was calculated assuming (i) for the low end of the range that the milestones required for reduction in the conversion rate of the Series C Preferred to Common Stock are met and that all of the outstanding convertible notes are converted and (ii) for the high end of the range that the milestones are not met and therefore the conversion rate remains at the initial level but that all of the outstanding convertible notes are converted. The Proxy Statement has been revised to include the following disclosure clarifying how the range of shares has been calculated:

•	The conversion of all our Series A-2 Preferred will require us to issue 8,412,206,667 shares of Common Stock to the holders of such preferred stock.

•
Depending upon certain factors affecting the conversions ratios as described earlier in this Proxy, the conversion of all our Series C and D Preferred will require us to issue an aggregate of between 63,987,846,481 and 108,501,130,990 shares of our common stock to the holders of such preferred stock. The low end of this range assumes that the milestones required for reduction in the conversion rate of the Series C Preferred to Common Stock are met and that all of the outstanding convertible notes are converted. The high end of the range assumes that the milestones are not met and therefore the conversion rate remains at the initial level but that all of the outstanding convertible notes are converted.

For consistency, the numbers of shares of Series C and Series D Preferred stock shown on the table that appears under Security Ownership of Certain Beneficial Owners and Management have been revised to reflect the high end of the range of shares issuable on conversion. A footnote has been added to this table clarifying how the shares shown have been calculated.

COMMENT 2:	We note your response to comment six of our letter dated December 6, 2007. Please revise to include the table you have provided (Table 2) in your proxy statement.

RESPONSE:	The Proxy Statement has been revised to include the table (Table 2) as previously provided.

COMMENT 3:
We note your response to comment seven of our letter dated December 6, 2007. Please revise to include the table you have provided (Table 3) in your proxy statement. Please also provide similar information with respect to your issuance of Series C and D Preferred stock or tell us why you do not believe this is appropriate.

RESPONSE:
The Proxy Statement has been revised to include the table (Table 3) as previously provided. Table 3 discloses the total unrealized profit or loss on the effective date of the transaction as a result of the conversion discount for the securities underlying the Series A Preferred, the Series A-1 Preferred, the Series B Preferred and the outstanding notes. The Company believes providing similar information with respect to the issuance of Series C and Series D Preferred Stock would be inappropriate because unlike the Series A Preferred, the Series A-1 Preferred, the Series B Preferred and the outstanding notes, the Series C and Series D Preferred were issued for new value. However, if the Staff continues to believe such disclosure is appropriate, the Company respectfully requests a conference call with the Staff to determine the appropriate disclosure and the Company looks forward to resolving this matter.

COMMENT 4:
We note your response to comment eight of our letter dated December 6, 2007. Please revise to include the table you have provided (Table 4) in your proxy statement. Please also provide disclosure to explain how you have determined the value of the Series D and A-2 Preferred stock that you present in the Table.

RESPONSE:
The Proxy Statement has been revised to include the table (Table 4) as previously provided. The footnotes of the table included in the Proxy Statement have been revised to include the following disclosure explaining how the value of the Series D and A-2 Preferred stock was determined.

(1) The value of Series D Preferred shares issued to the VB Noteholder represents 31.25% of the value of Series D Preferred shares issued and outstanding ($633,962), the proportionate amount of Series D Preferred shares issued to the VB Seller.

(2) The value of Series A-2 Preferred shares issued to the ESCM Noteholder represents the dollar amount of unpaid legal fees converted into shares of Series A-2 Preferred.

In connection with the Staff’s request in the Comment Letter that the Company provide a statement containing certain acknowledgements, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gary A. Miller, Esq. at 215-851-8472 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

Very Truly Yours,

/s/ Wayne I. Danson
Wayne I. Danson
President and Chief Executive Officer